UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 5)
Under the Securities Exchange Act of 1934*
LORAL SPACE & COMMUNICATIONS INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
543881106

(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
January 29, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	543881106	Page	2	of	9

1	NAME OF REPORTING PERSON Highland Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,395,195

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		189,379

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,395,195

WITH	10	SHARED DISPOSITIVE POWER

		189,379

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,584,574

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.8%

14	TYPE OF REPORTING PERSON

	PN, IA

CUSIP No.	543881106	Page	3	of	9

1	NAME OF REPORTING PERSON Strand Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,395,195

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		189,379

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,395,195

WITH	10	SHARED DISPOSITIVE POWER

		189,379

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,584,574

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.8%

14	TYPE OF REPORTING PERSON

	CO, HC

CUSIP No.	543881106	Page	4	of	9

1	NAME OF REPORTING PERSON James Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,395,195

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		189,379

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,395,195

WITH	10	SHARED DISPOSITIVE POWER

		189,379

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,584,574

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.8%

14	TYPE OF REPORTING PERSON

	IN, HC

CUSIP No.	543881106	Page	5	of	9

1	NAME OF REPORTING PERSON Highland Equity Opportunities Fund (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		89,379

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		89,379

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	89,379

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14	TYPE OF REPORTING PERSON

	OO
(1)  The Reporting Person may be deemed to be the beneficial owner of the shares of the Issuer’s Common Stock, par value $0.01 per share beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Equity Opportunities Fund. The Reporting Person expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.

CUSIP No.	543881106	Page	6	of	9

1	NAME OF REPORTING PERSON Highland Multi-Strategy Onshore Master SubFund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	543881106	Page	7	of	9

1	NAME OF REPORTING PERSON Highland Multi-Strategy Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	PN/HC

CUSIP No. 543881106	Page 8 of 9
This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 25, 2006, Amendment No. 2 to Schedule 13D filed with the Commission on November 17, 2006, Amendment No. 3 to Schedule 13D filed with the Commission on March 15, 2007, and Amendment No. 4 to Schedule 13D filed with the Commission on March 28, 2007 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meaning given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons have acquired an aggregate of 1,585,574 shares of Common Stock, par value $0.01 per share (the “Shares”), which are reported herein, for an aggregate purchase price of approximately $ 44,868,016 with a combination of funds from accounts managed by Highland Capital.
Item 5. Interest in Securities of the Issuer.
     (a) The aggregate number and percentage of the shares of Common Stock, par value $0.01 beneficially owned by each Reporting Person:
     See the disclosure provided in response to Items 11 and 13 on the attached cover page(s).
     (b) Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page(s).

(ii)	shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page(s).

(iv)	shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page(s).
     (c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:

Transaction Date	Reporting Person	Number of Shares Acquired	Price Per Share ($)	Description of Transaction
12/6/2007	Highland Equity Opportunities Fund	35,335	34.0283	Open Market
12/31/2007	Highland Equity Opportunities Fund	3,600	34.1569	Open Market
1/14/2008	Highland Equity Opportunities Fund	31,000	30.2014	Open Market
1/15/2008	Highland Capital	7,100	29.9951	Open Market
1/16/2008	Highland Capital	21,600	29.496	Open Market
1/17/2008	Highland Equity Opportunities Fund	7,000	29.1351	Open Market
1/29/2008	Highland Capital	200,000	26	Open Market
     (d) Other persons, including Highland Crusader Offshore Partners, L.P., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.
     (e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 4, 2008

Highland Credit Strategies Fund

By:	/s/ James D. Dondero

	Name:	James D. Dondero
	Title:	President

Highland Equity Opportunities Fund
By:	Highland Fund I, its management investment company

	By:	/s/ James D. Dondero Name: James D. Dondero
Title: President

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its managing member
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero

Name: James D. Dondero
Title: President

Highland Multi-Strategy Master Fund, L.P.

By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero

Name: James D. Dondero
Title: President

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero

Name: James D. Dondero
Title: President

Strand Advisors, Inc.

By:	/s/ James D. Dondero

	Name:	James D. Dondero
	Title:	President

James Dondero

/s/ James D. Dondero